

February 20, 2009

Room 7010

Dale B. Herbst
Chief Financial Officer
WII Components, Inc.
525 Lincoln Avenue, SE
St. Cloud, Minnesota 56304

> **Re:   WII Components, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 333-115490**

Dear Mr. Herbst:

        We have reviewed your response letter dated February 12, 2009 and have the
following comments.  Where indicated, we think you should revise your document.  If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
our comments, we may ask you to provide us with information so we may better
understand your disclosure.  After reviewing this information, we may raise additional
comments.

**Form 10-K for the year ended December 31, 2007**

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

1.      We note your response to prior comment 2 which included your SFAS 142
        analysis for December 31, 2007.  Your analysis illustrates that your fair market
        value calculation uses comparable companies, comparable transactions and
        Woodcraft transaction multiples, all of which include various discount rates and
        premiums.  Please revise your critical accounting policy for goodwill, in future
        filings, to include a discussion of the material assumptions you made in arriving at
        fair value and to advise an investor of the financial statement impact if actual
        results differ from the estimate made by management. For example, your policy
        note should specifically discuss your use of comparable companies, comparable
        transactions and Woodcraft transaction multiples, including the nature of the
        comparable transactions, the types of companies used in your comparable

company analysis, why these companies were selected and the limited weight you put on these comparable public company's trading multiples as well as your basis for this weighting. Additionally, your policy should discuss the various discounts and premiums applied to the multiples used, your basis for using these particular discounts and premiums and quantify the impact to your fair value calculation if any of these discounts and premiums were to materially change.  Also, your disclosure should discuss the headroom between fair value and the carrying value of the Company's assets and quantify the impact any material changes to assumptions would have on your SFAS 142 analysis. State whether any material changes were made between periods in the pool of comparable companies used in your market multiple analyses. Disclose also whether a goodwill impairment charge could impact the company's compliance with its debt covenant ratios. Given that goodwill comprises 50% of total assets, and that quoted stock prices are not available for investors to assess fair value, there is a need for additional detailed and informative disclosures so that investors can understand the material accounting estimates and assumptions used by management in applying SFAS 142. See Section 501.14 of the Financial Reporting Codification.

September 30, 2008 Form 10-Q

2.      In future filings, please classify activity in the "Due to Parent" account as financing activities instead of as operating activities. Otherwise, a disclosure should be provided which clearly reflects compliance with paragraphs 18-20 and 136 of SFAS 95.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief